UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)*

Under the Securities Exchange Act of 1934

USA Truck, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

902925106

(CUSIP Number)

Todd F. Carlson, Esq.
General Counsel
Knight Transportation, Inc.
20002 North 19th Avenue
Phoenix, Arizona 85027

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902925106	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Knight Capital Growth LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
839,101

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
839,101

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
839,101

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 902925106	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Knight Transportation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
839,101

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
839,101

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
839,101

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON
CO, HC

CUSIP No. 902925106	13D	Page 4 of 7 Pages

Item 1.	Security and Issuer.

This Amendment No. 8 to Schedule 13D (this “13D Amendment No. 8”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on September 26, 2013, by Knight Transportation, Inc. (“Knight Transportation”) and Knight Capital Growth LLC (together with Knight Transportation, the “Knight Entities”), as amended by Amendment No.1 to the Original Schedule 13D filed on September 30, 2013, Amendment No. 2 to the Original Schedule 13D filed on October 15, 2013, Amendment No. 3 to the Original Schedule 13D filed on November 4, 2013, Amendment No. 4 to the Original Schedule 13D filed on February 4, 2014, Amendment No. 5 to the Original Schedule 13D filed on May 15, 2014, Amendment No. 6 to the Original Schedule 13D filed on August 4, 2014 (“13D Amendment No. 6”), and Amendment No. 7 to the Original Schedule 13D filed on January 7, 2015 (“13D Amendment No. 7”). The Original Schedule 13D relates to the shares of common stock, par value $0.01 per share, issued by USA Truck, Inc. (“USA Truck” and such shares, the “Shares”). The address of the principal executive offices of USA Truck is 3200 Industrial Park Road, Van Buren, Arkansas. Capitalized terms used but not defined in this 13D Amendment No. 8 shall have the meanings ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Persons sold, in a series of open market transactions, an aggregate of 105,416 Shares between January 8, 2015 and March 4, 2015 in order to realize a return on their investment in USA Truck. As Knight Transportation has previously indicated, Knight Transportation may continue to own shares in USA Truck and will continue to consider its options in the future regarding its investment in USA Truck.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The following sets forth, as of the close of trading on March 4, 2015, the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the close of trading on March 4, 2015.

Reporting Person	Amount Beneficially Owned (1)	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Knight Transportation	839,101	8.0%	0	839,101	0	839,101
Knight Capital	839,101	8.0%	0	839,101	0	839,101

(1)	Knight Capital is the direct owner of 839,101 Shares and Knight Transportation is the sole member and owner of all of the outstanding equity interests of Knight Capital

(2)	Based on 10,531,594 Shares outstanding as of October 17, 2014, as reported on USA Truck’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed on November 3, 2014

CUSIP No. 902925106	13D	Page 5 of 7 Pages

The following table sets forth all transactions with respect to Shares effected after January 5, 2015, the last date for which transactions were reported on 13D Amendment No. 7.

Name of Reporting Person	Date of Transaction	Type of Transaction	Amount of Shares Sold	Price Per Share (1)

Knight Capital	1/8/2015	Open Market	21,500	$27.76
Knight Capital	1/9/2015	Open Market	26,400	$27.82
Knight Capital	1/12/2015	Open Market	5,000	$28.64
Knight Capital	1/13/2015	Open Market	10,000	$29.49
Knight Capital	1/14/2015	Open Market	2,800	$30.26
Knight Capital	2/11/2015	Open Market	200	$30.50
Knight Capital	2/12/2015	Open Market	500	$30.50
Knight Capital	2/13/2015	Open Market	4,300	$30.50
Knight Capital	2/17/2015	Open Market	11,100	$31.70
Knight Capital	2/18/2015	Open Market	6,400	$31.75
Knight Capital	2/20/2015	Open Market	3,900	$31.80
Knight Capital	2/23/2015	Open Market	400	$31.50
Knight Capital	2/24/2015	Open Market	700	$31.50
Knight Capital	2/25/2015	Open Market	600	$31.50
Knight Capital	2/26/2015	Open Market	1,944	$31.50
Knight Capital	2/27/2015	Open Market	3,072	$30.95
Knight Capital	3/2/2015	Open Market	1,300	$30.75
Knight Capital	3/4/2015	Open Market	5,300	$29.23

(1)	The aggregate of 21,500 Shares sold on January 8, 2015 were effected through multiple transactions at different prices per Share ranging from $27.75 to $27.85. The indicated $27.76 price per Share represents the approximate weighted average price per Share for the aggregate of the 21,500 Shares sold.

The aggregate of 26,400 Shares sold on January 9, 2015 were effected through multiple transactions at different prices ranging per Share from $27.75 to $28.01.  The indicated $27.82 price per Share represents the approximate weighted average price per Share for the aggregate of the 26,400 Shares sold.

The aggregate of 5,000 Shares sold on January 12, 2015 were effected through multiple transactions at different prices per Share ranging from $28.60 to $28.68.  The indicated $28.64 price per Share represents the approximate weighted average price per Share for the aggregate of the 5,000 Shares sold.

The aggregate of 10,000 Shares sold on January 13, 2015 were effected through multiple transactions at different prices per Share ranging from $29.00 to $29.85.  The indicated $29.49 price per Share represents the approximate weighted average price per Share for the aggregate of the 10,000 Shares sold.

The aggregate of 2,800 Shares sold on January 14, 2015 were effected through multiple transactions at different prices per Share ranging from $30.25 to $30.28.  The indicated $30.26 price per Share represents the approximate weighted average price per Share for the aggregate of the 2,800 Shares sold.

The aggregate of 200 Shares sold on February 11, 2015 were effected through multiple transactions each at $30.50 per Share.

CUSIP No. 902925106	13D	Page 6 of 7 Pages

The aggregate of 500 Shares sold on February 12, 2015 were effected through multiple transactions each at $30.50 per Share.

The aggregate of 4,300 Shares sold on February 13, 2015 were effected through multiple transactions each at $30.50 per Share.

The aggregate of 11,100 Shares sold on February 17, 2015 were effected through multiple transactions at different prices per Share ranging from $31.00 to $31.95.  The indicated $31.70 price per Share represents the approximate weighted average price per Share for the aggregate of the 11,100 Shares sold.

The aggregate of 6,400 Shares sold on February 18, 2015 were effected through multiple transactions each at $31.75 per Share.

The aggregate of 3,900 Shares sold on February 20, 2015 were effected through multiple transactions at different prices per Share ranging from $31.50 to $31.89.  The indicated $31.80 price per Share represents the approximate weighted average price per Share for the aggregate of the 3,900 Shares sold.

The aggregate of 400 Shares sold on February 23, 2015 were effected through multiple transactions each at $31.50 per Share.

The aggregate of 700 Shares sold on February 24, 2015 were effected through multiple transactions each at $31.50 per Share.

The aggregate of 600 Shares sold on February 25, 2015 were effected through multiple transactions each at $31.50 per Share.

The aggregate of 1,944 Shares sold on February 26, 2015 were effected through multiple transactions each at $31.50 per Share.

The aggregate of 3,072 Shares sold on February 27, 2015 were effected through multiple transactions at different prices per Share ranging from $30.75 to $31.00.  The indicated $30.95 price per Share represents the approximate weighted average price per Share for the aggregate of the 3,072 Shares sold.

The aggregate of 1,300 Shares sold on March 2, 2015 were effected through multiple transactions each at $30.75 per Share

The aggregate of 5,300 Shares sold on March 4, 2015 were effected through multiple transactions at different prices per Share ranging from $29.00 to $29.50.  The indicated $29.23 price per Share represents the approximate weighted average price per Share for the aggregate of the 5,300 Shares sold.

Knight Transportation undertakes to provide full information regarding each transaction described above to the staff of the United States Securities and Exchange Commission upon its request.

CUSIP No. 902925106	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2015

KNIGHT TRANSPORTATION, INC.

/s/ Kevin P. Knight
Name: Kevin P. Knight
Title: Chief Executive Officer

KNIGHT CAPITAL GROWTH LLC

/s/ Kevin P. Knight
Name: Kevin P. Knight
Title: Chief Executive Officer